                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                     FORM 15

      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
                 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
            SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
                  15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                    000-23328
-------------------------------------------------------------------------------
                             COMMISSION FILE NUMBER

                                 DEOTEXIS, INC.
-------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           885 THIRD AVENUE, SUITE 2900, NEW YORK, NEW YORK 10022-4834
-------------------------------------------------------------------------------
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                          COMMON STOCK, PAR VALUE $.001
-------------------------------------------------------------------------------
            (TITLE OF EACH CLASS OF SECURITIES COVERED BY THIS FORM)

                                       N/A
-------------------------------------------------------------------------------
   (TITLES OF ALL OTHER CLASSES OF SECURITIES FOR WHICH A DUTY TO FILE REPORTS
                     UNDER SECTION 13(A) OR 15(D) REMAINS)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
-------------------------------------------------------------------------------

      Rule 12g-4(a)(1)(i)      |X|             Rule 12h-3(b)(1)(ii)     |_|
      Rule 12g-4(a)(1)(ii)     |_|             Rule 12h-3(b)(2)(i)      |_|
      Rule 12g-4(a)(2)(i)      |_|             Rule 12h-3(b)(2)(ii)     |_|
      Rule 12g-4(a)(2)(ii)     |_|             Rule 15d-6               |_|
      Rule 12h-3(b)(1)(i)      |X|

Approximate number of holders of record as of the certification or notice date:

                                       169
-------------------------------------------------------------------------------

         Pursuant to the requirements of the Securities Exchange Act of 1934, Deotexis, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date:  November 10, 2000                     By: /s/ ROBERT B. LACHENAUER
                                                -------------------------
                                                  ROBERT B. LACHENAUER
                                                   ASSISTANT SECRETARY

                      TO THE STOCKHOLDERS OF DEOTEXIS, INC.

                               November 10, 2000

Dear Stockholder,

As you know, Deotexis, Inc. (the "Company") has been listed on the NASDAQ Bulletin Board and the Bermuda Stock Exchange (BSX) for several years, in anticipation of the day when the Company's business would become established in the United States. The Company's entry into the U.S. market has not yet taken place, largely due to the high levels of interest that the Deotexis technology has generated in Europe, which continues to require all the Company's resources.

In order to pursue developments in Europe, it has become increasingly clear to your management that, for the immediate future, the Company's resources need to be fully concentrated on that region. It is in Europe that discussions with large potential licensees of the Deotexis technology are taking place, and where the operations of the Company's German subsidiary, Deotexis-Hecking, are being developed. It is also there that the Company is monitoring its investment in Medisana AG.

In order to maximize its resources to concentrate on its European activities, your management has therefore decided to reduce its presence in the United States. This will also have the effect of cutting costs, particularly the cost of professional fees, which remain a significant expenditure for a company in the start-up phase. The steps management have taken include a significant downsizing, including a filing to de-register the Company's common stock with the SEC and de-list the stock on the NASDAQ and BSX.

Although the Company will no longer be listed on the BSX and NASDAQ, transfers of its stock will continue to be administered post-filing by the Company's present stock transfer agent, Continental Stock Transfer & Trust Company, New York.

It is the Company's hope that once it has achieved the necessary level of commercial operations in Europe, it will be able to re-list its shares on either a European or a U.S. stock exchange. Your continued support in achieving this goal is greatly appreciated.



Sincerely,


Gerold Tebbe
Chief Executive Officer